[Dorsey & Whitney Letterhead]

JONATHAN B. ABRAM (612) 343-7962 FAX (612) 340-2868 abram.jonathan@dorsey.com

January 23, 2006

VIA FEDERAL EXPRESS AND EDGAR

Ms. Mara L. Ransom

Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               Lawson Holdings, Inc.
Registration Statement on Form S-4
File No. 333-129862
Date Filed:  November 21, 2005

Dear Ms. Ransom:

On behalf of our client, Lawson Holdings, Inc., a Delaware corporation (“Lawson”), this letter responds to the comments of the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), contained in a letter from you dated January 6, 2006 (the “Comment Letter”), with respect to the compliance of Lawson’s exchange offer (the “Exchange Offer”) for all of the outstanding Series A shares, Series B shares and warrants (the “Warrants”) to purchase Series B shares of Intentia International AB (“Intentia”) with tender offer rules.  For ease of reference in this letter, the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) contained in the Comment Letter appear directly above Lawson’s response.  To aid the Staff with its review, we have enclosed three courtesy copies of Amendment No. 1 to Lawson’s Registration Statement on Form S-4, as filed with the Commission on January 23, 2006, marked to show changes from Lawson’s Registration Statement on Form S-4, filed with the Commission on November 21, 2005.

General

1.                                      We note that the staff has previously asked you to explain more fully how this prospectus will be used (see prior comment 3 in the comment letter dated December 21, 2005).  Please also elaborate upon to whom the Swedish prospectus, to which you refer at the end of the cover letter, will be disseminated.  Further, if this registration statement is registering all shares to be issued in the transaction, as opposed to just those shares being issued to U.S. persons, what purpose does the Swedish prospectus serve?  Are you also registering all, as opposed to some, of the shares in Sweden and, if so, why?  We note your indication that you will be seeking a second listing of your shares on the Stockholm Stock Exchange.  Finally, considering this offer appears to have been structured as a dual offer, advise us as to what consideration has been given to the application of Rule 14e-5 for the purchase of shares in the foreign offer.  See Regulation M-A telephone interpretation L.3 available at ww.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  If you believe this dual offer structure is not prohibited pursuant to Rule 14e-5(b)(10), please give us your analysis as to why and provide us with information about the percentage of Intentia’s U.S. ownership for each class of securities.

Response:

Lawson intends to deliver the Proxy Statement/Prospectus (included in the Form S-4) to all holders of Lawson Software common stock in connection with Lawson Software’s stockholders’ meeting persons that and to all holders of Intentia Series A and Series B and Warrants (“Intentia Shares”) who are either residents of the United States or persons that Lawson is unable to determine are non-U.S. persons.  A register of all holders of shares and warrants will be withdrawn from VPC (the Swedish Central Securities Depository) prior to the acceptance period and sent to a distributor of shareholder information (who has an agreement with VPC pertaining to handling shareholder information).  The register will contain information about all directly registered holders, including country of residence.

Lawson will deliver the Swedish prospectus to all Intentia shareholders who are determined not to be U.S. persons in accordance with the requirements of Swedish law and practice.  Delivery of U.S. Proxy Statement/Prospectus in Sweden is impracticable in light of Swedish legal requirements and market practice.  Other than material related strictly to routine annual meeting matters to be considered by Lawson’s stockholders at the Lawson annual meeting, the information in the Swedish prospectus will be the same as the information included, or incorporated by reference, in the Proxy Statement/Prospectus in all material respects.  The Swedish prospectus includes all disclosures contained in the Proxy Statement/Prospectus or incorporated by reference, except it follows a slightly altered format and has some modified headings and additional legends.  To the extent that Swedish law requires material disclosures that are not required under U.S. securities laws, Lawson has included such disclosures in the Proxy Statement/Prospectus in order to ensure that all participants in the Combination receive the same information in all material respects.  As a result, non-U. S. Intentia shareholders will be provided with a copy of a prospectus containing the information required by Section 10(a) of the Securities Act (a “Section 10(a) Prospectus”) prior to any sale of Lawson common stock.  In light of the territorial limits of the U.S. securities laws, Lawson believes that its proposed approach ensures that all Intentia shareholders will be provided with a Section 10(a) Prospectus in a manner that ensures compliance with laws of the applicable jurisdiction.  Lawson is registering all the shares to be issued in connection with the Combination because it cannot predict which holders of Lawson shares may wish to subsequently resell shares acquired as a result of the Exchange Offer in the U.S.  Lawson has agreed to make a secondary listing of its shares on the Stockholm Exchange in order to facilitate the liquidity of small holders of Lawson shares in Sweden after the Combination.

The Exchange Offer is not structured as a dual offer.  Lawson and Intentia have structured the Exchange Offer to comply with both the tender offer regulations contained in Regulation 14E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)(1),  and Swedish tender offer rules as set forth in the Swedish Financial Instruments Trading Act.  The Exchange Offer is governed by a single set of terms and conditions.  The terms and conditions of the Exchange Offer are identical for Intentia Shareholders who are U.S. persons and Intentia Shareholders who are not U.S. persons.

2.                                      We note that the staff has previously asked you to explain certain aspects of the Irrevocable Undertakings (see prior comments 1 and 2 in the comment letter dated December 21, 2005).  Please also address the applicability of Rule 14e-5 to these Irrevocable Undertakings, considering they appear to have been made with an offer of additional compensation, according to disclosure that appears on page 110.  See Regulation M-A telephone interpretation L.4 available at ww.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response:

We do not believe that Exchange Act Rule 14e-5 prohibits the Irrevocable Undertakings between Lawson and each of Symphony Technology Group (“Symphony”) and Tennenbaum Capital Partners, LLC (“Tennenbaum”) entered into in connection with the Exchange Offer.  The Irrevocable Undertakings contain both elements required by guidance contained in interpretation L.4 of the July 2001 Supplement to the Division of Corporate Finance’s Manual of Publicly Available Telephone Interpretations for permissible irrevocable undertakings:  (1) that the undertaking be irrevocable by the shareholder and (2) that the undertaking commit the shareholder to tender into the offer for no additional consideration.

Among other matters, the Irrevocable Undertakings commit Symphony and Tennenbaum to tender all Intentia Shares held by them to the Exchange Offer within 15

(1)                                  Since none of the Series A shares, Series B shares or warrants to purchase Series B shares are registered under Section 12 of the Exchange Act, the tender offer regulations contained in Regulation 14D of the Exchange Act are inapplicable to the Exchange Offer.

business days of the commencement of the Exchange Offer and to not withdraw such Intentia Shares once they have been tendered.  The agreements of Symphony and Tennenbaum contained in the Irrevocable Undertakings, including their respective obligations to tender Intentia Shares into the Exchange Offer, terminate only upon the closing of the Exchange Offer or six months following the termination of the Exchange Offer by Lawson the termination of the Transaction Agreement (a copy of which is attached as Annex B to Lawson’s Registration Statement on Form S-4).

Pursuant to the terms of the Exchange Offer:

•                                          each holder of Series A shares (including Symphony and Tennenbaum) will receive 0.5061 shares of Lawson common stock for each Series A share tendered to the Exchange Offer,

•                                          each holder of Series B shares (including Symphony and Tennenbaum) will receive 0.4519 shares of Lawson common stock for each Series B share tendered to the Exchange Offer, and

•                                          each holder of Warrants (including Symphony and Tennenbaum) will receive 0.2157 shares of Lawson common stock for each Warrant tendered to the Exchange Offer.

The consideration for Series A shares, Series B shares and Warrants tendered by Symphony and Tennenbaum into the Exchange Offer pursuant to the Irrevocable Undertakings will be identical to the consideration paid with respect to all Series A shares, Series B shares and Warrants, respectively, tendered into the Exchange Offer.  No additional compensation will be paid to Symphony or Tennenbaum for Intentia Shares tendered by them to the Exchange Offer.  We have revised the disclosure in the Proxy Statement/Prospectus to clarify that no consideration other than that paid for all other Intentia Shares of the same class tendered into the Exchange Offer will be paid for Intentia Shares tendered pursuant to the Irrevocable Undertakings.

The Exchange Offer

Lawson’s Reasons for the Exchange Offer

3.                                      We note that you have included as a factor in support of the exchange offer the fact that Lehman Brothers provided an opinion that the blended exchange ratio is fair to Lawson from a financial point of view.  Please advise us as to what consideration you have given to highlighting the fact that this fairness opinion is with respect to Lawson itself and not the security holders of Lawson.

Response:

The opinion of Lehman Brothers was used by Lawson’s board of directors to evaluate the fairness of the Exchange Offer to Lawson itself and did not and does not constitute a recommendation to Lawson stockholders regarding any of the matters described in the Proxy Statement/Prospectus.  Lawson respectfully submits that the fact that Lehman Brothers’ opinion did not and does not constitute a recommendation to Lawson stockholders is clear from the disclosure in the fourth paragraph under the heading “Opinion of Lehman Brothers Inc.” on page 98, which discussion is referenced in the discussion of the opinion under the heading “Lawson’s Reasons for the Exchange Offer” on page 96.

Opinion of Deutsche Bank Securities

4.                                      Consider revising your discussion of the Analysis of Selected Publicly Traded Companies and Contribution Analysis to elaborate upon how you arrived at the results you present.  For example, how were the relative contributions of the two companies calculated and what adjustments were made?  Please revise.

Response:

The disclosure under the headings “Analysis of Selected Publicly Traded Companies” and “Contribution Analysis” on pages 109 through 111 has been revised to reflect the Staff’s comment.

Terms of the Exchange Offer

Terms of the Exchange Offer

5.                                      We note your acknowledgement that there is a difference in the amount of consideration being offered for the Series A and B shares.  You have discussed some of the rationale for this difference which largely appears to be based upon the fact the historical premium for which your Series A shares have been sold and to induce your larger shareholders to tender in the offer.  Please supplementally advise us as to why you believe that this difference in consideration is compliant with Rule 14d-10 and the requirement that you offer the same consideration for each class of securities tendered or tell us why you believe Rule 14d-10 is not applicable.  See related comment 1 above.

Response:

Since none of the Intentia Shares that are the subject of the Exchange Offer are registered under Section 12 of the Exchange Act, the Exchange Offer is not subject to the tender offer regulations contained in Regulation 14D.  As a result, Exchange Act Rule 14d-10 does not apply to the Exchange Offer.  We note, however, that we believe that the Exchange Offer complies with the requirements outlined in Exchange Act Rule 14d-10.  The Exchange Offer is being made with respect to three classes of Intentia securities: Series A shares, Series B shares and Warrants.  The Exchange Offer is open to all holders of each of the three classes of Intentia securities to which the Exchange Offer applies.  Further, the consideration paid for each Intentia Share tendered into the Exchange Offer will be highest price paid to for any Intentia Share of the same class.

Conditions to the Exchange Offer

6.                                      It is not clear from the disclosure by when the conditions you have listed must be satisfied.  Please revise the disclosure to make clear that all conditions to the exchange offer must be satisfied or waived on or before the expiration of the offer.

Response:

Lawson has revised the disclosure under the heading “Conditions to the Exchange Offer” on page 113 to reflect the Staff’s comment.

7.                                      See the third to the last paragraph in this discussion, which relates to condition 7 and the determination of the Swedish Securities Council that this condition is in compliance with best practice on the Swedish stock market.  Please elaborate upon this determination and why it was necessary.  Specifically, please elaborate upon the condition that “the determination of the Lawson board of directors is based on a professional legal analysis of U.S. law...”

Response:

It is a condition to completion of the Exchange Offer that no offer to acquire Lawson that constitutes a “superior proposal”, as determined by the Lawson board of directors in the exercise of fiduciary duties owed to Lawson stockholders, be publicly announced.  This condition to the Exchange Offer is unusual as a matter of Swedish tender offer practice.  Under the Rules concerning public offers for the acquisition of shares, issued by the Swedish self-regulatory body, The Swedish Industry and Commerce Stock Exchange Committee (the “NBK Rules”), in order for a condition to a tender offer to be permissible, generally, it must be possible to objectively determine whether the condition has been met.  The Securities Council, a private body issuing statements on best practice on the Swedish stock market, including statements based on interpretations of the NBK Rules, accepted condition 7 to the Exchange Offer as being in compliance with best practices on the Swedish stock market on the condition that that the Lawson board’s assessment of its fiduciary duty be based on a “professional legal analysis of

U.S. law” governing the board’s fiduciary duties, as a means of limiting the subjectivity of the fulfillment of the offer condition.

Acceptance Procedure

8.                                      You indicate here that holders of shares and warrants “who are directly registered with VPC and who wish to accept the Exchange Offer should complete and submit an acceptance form…”  Supplementally advise us as to what it means to have your shares registered with VPC and explain what role VPC serves; we presume they serve a role that is similar to that of the DTC for shares held in book-entry form.  For example, we note your indication on page 114 that VPC-registered shares can be held “without a custodian account or brokerage firm.”  Are all of your shares directly registered with VPC?  If not, how should holders who hold shares that are not directly registered with the VPC tender their securities?  Further, do you plan on retaining an exchange agent for U.S. holders so as to facilitate their ability to tender into the offer in a timely manner?

Response:

VPC is the Swedish Central Securities Depository.  All securities held by VPC are held in book-entry form.  All Intentia Shares are registered in VPC.  Securities can be held either directly or indirectly.  Directly held securities are held directly are held in a VPC account in the shareholder’s own name.  Currently, four holders of Intentia Shares hold their shares directly in VPC accounts.  Indirectly held securities are held in the name of a nominee of a bank or brokerage firm, whereby the ultimate custodian bank or brokerage firm is directly registered with VPC.  Security holders who have their securities registered in the name of a nominee will receive information about the exchange offer and the acceptance procedure from their nominee and shall accept the exchange offer in accordance with the routines and practices of their respective nominee.  Each nominee will collect the acceptances from their account holders and combine their acceptances into one form and submit that form to the tender agent.

The parties do not intend to retain an exchange agent for U.S. holders of Intentia Shares.

Nominee Registered Holdings

9.                                      Please revise to clarify, if true, that holders of Shares and/or Warrants whose holdings are registered in the name of a nominee should contact their nominee as they will be in receipt of this Proxy Statement/Prospectus and the accompanying acceptance form.

Response:

Lawson has revised the disclosure under the heading “Nominee Registered Holdings” on page 116 to reflect the Staff’s comment.

Settlement

10.                               See the first paragraph of this discussion, where you indicate that the Exchange Offer will close if “…Lawson decides that it has otherwise decided to consummate the Exchange Offer…” We presume that you mean to indicate that Lawson may waive the conditions that are waivable, if not otherwise satisfied, in order to do so. Please revise to clarify this.

Response:

Lawson has revised the disclosure under the heading “Settlement” on page 116 to reflect the Staff’s comment.

Fractional Shares

11.                               Please revise this discussion to elaborate upon the treatment of fractional shares.  For example, when will the shares be combined and sold on the Nasdaq National Market?  Is there some assurance of what price you will sell these shares?  Further, what exchange ratio will you utilize in converting the proceeds to Swedish kroner.  Please confirm that payment of the sales proceeds will take place promptly, pursuant to Rule 14e-1(c).

Response:

Lawson has revised the disclosure under the heading “Fractional Shares” on page 117 in response to the Staff’s comment.  Payment of the sales proceeds from the sales of aggregated fractional shares will be made promptly after the completion of such sales and the conversion of the proceeds of such sales from U.S. dollars to Swedish kronor.

Right to Extend the Acceptance Period

12.                               Please revise this discussion to indicate that, in the event you determine to extend the offer, you will comply with Rule 14e-1(d) by issuing a public announcement or press release in accordance with this rule.

Response:

Lawson has revised the disclosure under the heading “Right to Extend the Acceptance Period” on page 117 to reflect the Staff’s comment.

Trading in Lawson Common Stock on the Nasdaq National Market

13.                               You indicate here that holders of VPC-registered Lawson common stock who wish to trade their shares on the Nasdaq National Market “must first re-register their VPC registered Lawson shares to U.S. registered Lawson common stock”  Please revise to clarify what you mean by “U.S. registered Lawson common stock,” considering all of the shares being issued in the Exchange Offer will be registered for purposes of the Securities Act of 1933.  Further, elaborate upon the procedures to be undertaken if the holder does not have a bank or brokerage firm in Sweden to effectuate this re-registration?

Response:

Lawson has amended the disclosure under the heading “Trading in Lawson Common Stock on the Nasdaq National Market” on page 118 in response to the Staff’s comment.

Description of Lawson Capital Stock

14.                               You indicate here that the description of rights and preferences of Lawson Software capital stock will be substantially applicable to Lawson Holdings capital stock after the Restructuring.  Please revise to discuss what differences of rights and preferences will apply to the capital stock issued in the Restructuring, with a view to satisfying the exemption contained in Rule 13e-3(g)(2).

Response:

Lawson has revised the disclosure under the heading “Description of Lawson Capital Stock” on page 135 to reflect the Staff’s comment.

Closing Comment

The Company will provide supplementally the acknowledgements requested by the Staff in the Closing Comments of the Comment Letter.

*     *     *     *     *

We believe that the Amendment responds completely to all of issues raised in the Comment Letter.  If you have any questions regarding this letter or the Amendment, please feel free to contact me at (612) 343-7962.

The representations contained herein are those of Lawson and not of Dorsey & Whitney LLP.

Sincerely,

/s/ Jonathan B. Abram

Jonathan B. Abram

cc:                                 Bruce McPheeters, Esq., Lawson Holdings, Inc.
Niklas Bjorkqvist, Intentia International AB
Steve L. Camahort, O’Melveny & Myers LLP